FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111)	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company and
The “Shell” Transport & Trading Company p.l.c.

Royal Dutch / Shell Group performance and strategy update

The Royal Dutch / Shell Group of Companies today announced its financial results for the fourth quarter and full year of 2002. Press conferences will be held in The Hague and London at which senior executives of the Group will discuss the results and provide an update of the Group’s performance against its current strategy and targets. Later today a presentation to fund managers and analysts will be held in London; the presentation will be repeated in New York tomorrow.

The London investor presentation can be viewed on www.shell.com/investor from 13.00 GMT.

Full details of the financial results are included in the separate quarterly results announcement.

Commenting on the fourth quarter and full year results, Sir Philip Watts (Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group and Chairman of Shell Transport) and Jeroen van der Veer (Vice-Chairman of the Committee of Managing Directors
and President of Royal Dutch), said “We are delighted that in addition to completing our recent acquisitions, in 2002 we have again been able to deliver robust profitability and strong cash generation in what has been a challenging industry environment. Each of our major businesses has performed well against their competitors, and each of them ends the year better positioned to grow value in the coming year and beyond.”

Highlights of the quarter and full year results were

  Fourth quarter adjusted current cost of supplies (CCS) earnings of $2.8 billion were up 46% on a year ago, reflecting higher oil and gas prices but also underlying performance improvements

  The target to reduce underlying unit costs by 3% was achieved. Actual savings of around $600 million exceeded the original target equivalent of $500 million. Delivery in the last six months more than compensated for the mixed mid-year performance

  Hydrocarbon production volumes were up 6% compared with fourth quarter 2001, including a 9 month contribution from Enterprise of 240,000 barrels of oil equivalent (boe) per day. Production volumes for the full year were a record 4 million boe/d, and excluding Enterprise were 1% above 2001 and 3% above the target of 3.8 million boe/d at reference conditions

  Gas & Power delivered record Liquefied Natural Gas (LNG) volumes, up 9% in the fourth quarter, contributing to a record full year total of 9.1 million tonnes

  Cashflow from operations was $16.4 billion, benefiting by around $1 billion from the recent acquisitions

  Capital investment for the year was $24.6 billion including acquisitions. Excluding the four major acquisitions the investment total was $14.2 billion

  The 2002 Royal Dutch Petroleum and Shell Transport dividends were increased by 3.6% and 3.0% p.a. respectively, compared with 2001, continuing the long-standing policy of increasing over time, in local currency, by at least local inflation

  Shares to the value of $1.3 billion were purchased under the buyback programme.

Turning to strategic performance, Sir Philip and Mr van der Veer continued:

“2002 was a pivotal year for us. We concentrated on delivering against the Group strategy that we laid out at the end of 2001, and on delivering against our financial target framework. We took four unique opportunities to upgrade our asset portfolio, investing some $16 billion (including acquired debt) in acquiring Texaco’s downstream assets in the USA, Pennzoil Quaker State, Enterprise Oil and the DEA assets in Germany. These deals were quickly executed and the assets rapidly and effectively integrated. Progress on delivering the first synergies has been excellent. From the total synergy target of just under $1 billion per annum by 2004, we achieved $370 million during 2002.

“We have continued to invest around $14 billion in our underlying programme, with major projects in Canada and Nigeria now in their start-up phase. These investments, together with divestments of $1.5 billion and other portfolio upgrading activity, mean that we have made dramatic progress on the portfolio in the year, all aligned with the strategy we set out at the end of 2001.”

They concluded: “The economic climate for our businesses remains uncertain and we expect continuing volatility. I am confident, however, that the inherent strengths of our portfolio will be even more apparent in this environment. We remain resilient against lower oil prices and are well placed to benefit from any upturn in demand in the world’s major energy markets.

“We made a conscious choice, when making the strategic acquisitions, to accept dilution to our near-term return on average capital employed (ROACE). Our priority in the near-term is to ensure that our normalised ROACE returns to the target range of 13-15% quickly. We aim to achieve this by delivering on the performance improvement opportunities now available to us. At the same time, we will continue to deliver major projects in our current portfolio and to develop new legacy positions that will contribute value growth for shareholders well into the future. We are well placed to maintain our momentum in uncertain times.”

Highlights of the presentation relating to the strategy and delivery against targets:

  The Group strategy and financial target framework remain unchanged

  Normalised ROACE is targeted to be within the 13-15% range by 2004

  The target to reduce underlying unit costs by 3% p.a. is extended an extra year to 2004

  By 2004, compared with 2002, the Group’s total pre-tax underlying performance improvement potential from this 3% cost reduction and the acquisition synergies is $1.5 billion

  The capital investment level remains at $12 billion p.a.. The majority of this, some $8 to $9 billion, is allocated to the Exploration and Production (EP) and Gas & Power (GP) businesses

  The incremental cashflow generated from the four recent acquisitions was around $1 billion in 2002; total synergies delivered in 2002 were $370 million

  Between 2001 and 2003, the ROACE improvement on $7 billion of priority attention assets is expected to be 6 percentage points

  The Group expects an average of $2 billion divestments p.a. for the next years, similar to levels over the last few years

Exploration and Production

  The EP business is projecting a 6-8% increase p.a. in unit adjusted CCS earnings at reference conditions, from 2002 –2004

  Synergies from the acquisition of Enterprise Oil are being delivered ahead of plan for 2002, and the total expected synergies have now been increased from $300 million to $380 million p.a. by 2004

  Including Enterprise, the current portfolio has the capability to grow production at an average annual rate of 3%. Actual production will reflect project phasing and economics, the level of capital spending and portfolio actions

  The 2003 target for hydrocarbon production is 4.1 million boe per day, at reference conditions of $16/bbl Brent

  2002 saw several material discoveries in the USA, Brazil, Malaysia, Ireland and Kazakhstan, adding 1.1 billion boe to resources at a unit finding cost of around $1.20 / boe (on an entitlement basis)

  The total reserve replacement ratio (RRR) in 2002 was 117% including the acquisition of Enterprise, and 50% excluding acquisitions and divestments. The organic RRR for oil/NGL was 85%. The gas reserves life of over 15 years remains one of the longest reserves lives in the industry

Gas and Power

  Significant new LNG sales contracts have now been concluded providing further confidence in meeting the 2000 –2005 6% average annual growth aspiration

  Longer-term growth in LNG is underway with further expansions of existing projects under construction in Malaysia, Nigeria and Australia. Potential further expansions and new developments continue to make progress, for example, Nigeria, Australia and Sakhalin

  This growth is underpinned by new long-term sales agreements including the award of the Guangdong (China) and Kogas (Korea) supply tenders to the Australian North West Shelf project

  The operating performance of InterGen (a power generation joint venture with Bechtel) continues to improve as new capacity comes on stream. The JV has responded to the extremely difficult industry conditions through implementation of a restructuring programme cutting overhead costs by 40% and focusing on operational excellence

  The poor external environment in the near-term power generation market resulted in a charge against the carrying value of InterGen of $150 million

Oil Products

  In 2002 the Oil Products business maintained its position as global leader, as measured by unit earnings per barrel of sales

  In the USA in 2002, annual synergy delivery of $240 million from the integration of the recent acquisitions was achieved. Delivery of further cost and margin synergies will move the US business towards its ROACE target of 12% by 2004. This business is a significant contributor to Group short-term performance improvements

  The further drivers of the underlying improvement in the USA are refining reliability where the target is to reduce unplanned downtime to 4%, and retail site performance where up to 30% of sites are expected to be closed or sold

  Further to the commitment to continue to upgrade the US downstream portfolio, Shell Pipeline Company LP announced today the proposed sale of the majority of the company’s onshore crude pipeline systems. These assets no longer play a key role in Shell’s integrated plan and as such will be divested

  In Germany, the early acquisition of the former DEA assets has led to $80 million of synergy delivery in 2002

  Earnings from customer-focused initiatives continue to grow. Annual earnings in 2002 increased by 25% in technology services and 70% in convenience retailing

Chemicals

  The Chemicals business recently completed a strategic review and reaffirmed its existing "cracker + first line derivatives" strategy of focusing on petrochemical building blocks and polyolefins

  In 2002 Chemicals delivered a 7% unit cost reduction, well in excess of the 3% target

  The polyolefins joint venture with BASF, Basell, delivered synergies one year early and improved net income after tax by around Euro 200 million in 2002. Additional structural improvements of Euro 100 million have been targeted for 2003

  The Chemicals business projects a weaker industry environment in the medium term, and expects to achieve 12% ROACE on average through the business cycle

  Capital investment for this business has been reduced to $650 million p.a., including the major Nanhai project in China

Renewables

  Following the integration of the 2002 acquisition of Siemens’solar business, the Group’s solar business is now in the world’s top tier

  The Wind energy business portfolio grew from 138MW to over 240MW, and the business achieved a small operating profit before development costs

The Group implemented FAS 143 relating to asset retirement obligations effective 1 January 2003, which is expected to result in a special credit of over $300 million in the first quarter of 2003, and the new accounting pronouncement on energy contract trading EITF 02-03, which will impact earnings on an ongoing basis. Group pension funds ended 2002 with assets of over $33 billion. Nevertheless recent market movements will reduce the FAS 87 credit in 2003, reducing after tax earnings by $300-400 million. Modest cash contributions to the funds may be required in 2003.

The Group is planning to hold a meeting with investors and analysts on 26 March 2003, in which executives will discuss the strategy and performance delivery in the Exploration and Production and Gas & Power businesses in greater detail.

The Hague, 6 February 2003

An interview with Sir Philip Watts and Judy Boynton in video/audio and text will be available from 8am GMT on 6th February 2003 on http://www.shell.com and on http://www.cantos.com

Investor Relations enquiries:

London	Simon Henry	+44 (0)20 7934 3855
	Gerard Paulides	+44 (0)20 7934 6287
The Hague	Bart van der Steenstraten	+31 (0)70 377 3996
New York	David Sexton	+1 212 218 3112

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE "SHELL" TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (R van der Vlist)

The Hague, 6 February 2003